April 4, 2014

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:             JDS Uniphase Corporation

Form 10-K for the fiscal year ended June 29, 2013

Filed August 23, 2013

File No. 000-22874

Dear Mr. Cascio:

This letter responds to your comment letter dated March 21, 2014 (“Comment Letter”) to JDS Uniphase Corporation (the “Company” or “We”) regarding the above referenced filing with the Securities and Exchange Commission (the “Commission”). The comments of the staff of the Commission (the “Staff”) and the Company’s response to each of the items included in such comments are presented below.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

(Benefit from) Provision for Income Tax, page 53

1.              We refer to your response to prior comment 2. In light of the significance of the release of the deferred tax asset valuation allowance, in future filings please expand the disclosure to more fully describe the basis for your conclusion regarding recoverability. In that regard, please describe how the negative factors referred to in your disclosure were resolved in 2013, including a discussion of the steps you undertook to improve the subsidiary’s financial performance and the underlying factors you relied upon in concluding that your forecast of future taxable income is reasonable. If material to your determination, please also clarify whether the deferred tax asset’s realization is dependent on further material improvement in the subsidiary’s operating results, material changes in the relationship between income reported for financial and tax purposes, or non-routine transactions.

Company Response:

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to more fully describe the basis for conclusions regarding recoverability. Further, the Company will expand its disclosure regarding the Company’s 2013 position in the upcoming Annual Report on Form 10-K for the year ending June 28, 2014, which will more fully address the resolution of negative factors impacting recoverability with a targeted discussion of the specific factors referenced in the Staff comment, as applicable.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 66

2.              While we acknowledge your response to prior comment 3, the language in the audit report included in your Form 10-K does not appear to conform to the applicable guidance from PCAOB AU 508.08(h). Accordingly, please file an amendment to your Form 10-K to provide a revised audit report with language that conforms to the PCAOB requirements. The amended filing should include a cover page, a note explaining the reason for the amendment, the entire text of the financial statement item, an exhibit index, and currently dated officer certifications pursuant to Item 601 of Regulation S-K.

Company Response:

On April 3, 2014, the Company filed an amended Form 10-K to correct the clerical error in the audit opinion included in the Company’s Annual Report on Form 10-K for the year ended June 29, 2013.

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With this letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to resolution of the pending comments. Please contact me should you have any further questions.

Respectfully yours,

/s/ REX S. JACKSON

Rex S. Jackson
Executive Vice President and Chief Financial Officer
Principal Financial and Accounting Officer